LAPSE PROTECTION GUARANTEE RIDER

This Rider is made a part of the contract to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions and limitations of such contract.

DEFINITION

LAPSE PROTECTION BENEFIT - While this Rider is in force, the contract will not lapse during the first three Contract Years even the Cash Surrender Value of the contract is insufficient to pay the periodic Deduction Amount due.

BENEFIT - If, during the first three Contract Years, premiums paid less any Loan Account value and/or partial surrenders equal or exceed the cumulative applicable monthly Premium Threshold shown on the CONTRACT SUMMARY(IES) which the contract is inforce, the Lapse Protection Benefit will be in effect and the contract will not lapse during the next Contract Month even if the Cash Surrender Value is insufficient to pay the periodic Deduction Amount due provided that the next Contract Month referred to occurs within the first three Contract Years.

If the Premium Threshold changes due to changes in Stated Amount and/or riders, we will send you a revised CONTRACT SUMMARY showing the new applicable Premium Threshold which must be met until the Expiry Date of this Rider to maintain this Rider in force.

If this Rider terminates for any of the reasons stated below in the Termination provision, it may not be reinstated.

DATE OF ISSUE - The Date of Issue of this Rider is the same as that of the contract unless otherwise stated on the CONTRACT SUMMARY.

CONTEST - When applied to this Rider, this provision will be measured from its Date of Issue.

TERMINATION - This Rider will terminate, except as provided in the Continuation of Insurance provision of the contract, on the earliest of:

     1. the first day of any Contract Month if the premiums paid less any Loan Account value and/or partial surrender(s) are less than the cumulative applicable monthly Premium Threshold shown on the CONTRACT SUMMARY(IES); or

     2. the periodic Deduction Day following receipt of your written request for termination of this Rider; or

     3.   the date the Insured's premium class becomes substandard; or

     4.   the Expiry Date of this Rider as shown on the CONTRACT SUMMARY; or

     5.   contract termination or maturity.



                         THE TRAVELERS INSURANCE COMPANY

                                    Chairman